                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-75833

Prospectus
--------------------------------------------------------------------------------


                                 252,239 Shares

                               Maytag Corporation

                                  Common Stock
--------------------------------------------------------------------------------

     This prospectus relates to 252,239 shares of our Common Stock, par value $1.25 per share (the "Common Stock"), which are held by The Henry K. Michrowski and Sara Shoshana Michrowski Intervivos Trust Dated October 27, 1992 (the "Michrowski Trust"), The Stephen Roy Bernstein Intervivos Trust (the "Bernstein Trust") and Goldshine Partnership, a California general partnership (the "Partnership") controlled by Mr. Stephen Bernstein (collectively, the "Selling Shareholders"). The shares were delivered by us to the Michrowski Trust and the Bernstein Trust in connection with our acquisition of Jade Refrigeration, Inc. and Stery Mfg., Inc. in February 1999. This prospectus supersedes any prior dated prospectus relating to the sale of Common Stock by the Selling Shareholders.

     We will not receive any proceeds from the sale of the shares by the Selling Shareholders. We will bear all expenses incurred in connection with this offering, other than any commissions or discounts paid or allowed by the Selling Shareholders to underwriters, dealers, brokers or agents.

     The Selling Shareholders may offer the shares through public or private transactions, on or off the New York Stock Exchange, at prevailing market prices or at privately negotiated prices. See "Plan of Distribution".

     Our Common Stock is traded on the New York Stock Exchange under the symbol "MYG". The last reported sales price of our Common Stock on the New York Stock Exchange on April 5, 1999 was $61.125 per share.

     Our executive offices are located at 403 West Fourth Street North, Newton, Iowa 50208, and our telephone number is (515) 787-7000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

                  The date of this Prospectus is May 17, 1999.

                               TABLE OF CONTENTS

                                                         Page
                                                         ----
About This Prospectus.................................... 2
Where You Can Find More Information...................... 2
The Company.............................................. 4
Use of Proceeds.......................................... 4
Selling Shareholders..................................... 4
Description of Capital Stock and Preferred Stock......... 5
Plan of Distribution..................................... 8
Legal Matters............................................ 8
Experts.................................................. 8


                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement (No. 333-75833) that we filed with the Securities and Exchange Commission ("SEC") utilizing a "shelf" registration process. Under this shelf process, the Selling Shareholders may offer the shares described in this prospectus in one or more offerings. Please carefully read this prospectus together with the information contained in the documents referred to under the heading "Where You Can Find More Information".


                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC's Web site at http://www.sec.gov. In addition, you may inspect our SEC filings and other information at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We are incorporating by reference the following documents that we have filed with the SEC and our future filings with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the offering of the shares is completed:

     .  Annual Report on Form 10-K for the year ended December 31, 1998;

     . Current Reports on Form 8-K dated January 15, 1999, February 16, 1999 and March 25, 1999; and

     .  Quarterly Report on Form 10-Q for the three months ended March 31, 1999.

     As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we filed with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our shares. The registration statement, exhibits and schedules are also available at the SEC's Public Reference Room or through its Web site.

     You may obtain a copy of these filings, at no cost, by writing to or telephoning us at the following address:

          Maytag Corporation
          Communications Department
          403 West Fourth Street North
          Newton, Iowa 50208
          Telephone (515) 787-8339.

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the cover of the document. The Selling Shareholders are not making an offer of the shares in any state in which the offer or sale is not permitted.

                                  THE COMPANY

     Maytag Corporation operates in three business segments: home appliances, commercial appliances and international appliances. We manufacture, sell and service washers, dryers, dishwashers, refrigerators, cooking appliances and floor care products under the Maytag, Hoover, Jenn-Air and Magic Chef brand names. We manufacture, sell and service commercial washers and dryers and commercial cooking equipment under the Maytag, Dixie-Narco, Blodgett and Pitco Frialator brand names. Our international appliances segment consists of our 50.5 percent owned joint venture in China, Rongshida-Maytag, which manufactures and distributes laundry products and refrigerators under the RSD brand name. We were organized as a Delaware corporation in 1925 and our headquarters are located in Newton, Iowa.

                                USE OF PROCEEDS

     None of the proceeds from the sale of the shares will be received by us.


                              SELLING SHAREHOLDERS

     The shares of Common Stock offered by this prospectus were originally acquired by the Bernstein Trust and the Michrowski Trust upon the merger of Jade Refrigeration, Inc., a California corporation, and Stery Mfg., Inc., a California corporation, into Maytag Merging, Inc., a Delaware corporation and our wholly-owned subsidiary, in February 1999. The Bernstein Trust and the Michrowski Trust are the former holders of all of the shares of Jade Refrigeration, Inc. and Stery Mfg., Inc. The Partnership acquired its shares of Common Stock from the Bernstein Trust. Henry Michrowski, trustee of the Michrowski Trust, is currently employed by Jade Products Company, our wholly-owned subsidiary. Stephen Bernstein, who is the trustee of the Bernstein Trust and controls the Partnership, is currently a consultant to Jade Products Company. Prior to the merger, none of the Selling Shareholders had a material relationship with us. Each of the Selling Shareholders owns less than 1% of our outstanding Common Stock.

     The following table sets forth the number of shares of Common Stock beneficially owned by the Selling Shareholders as of the date of this Prospectus. The shares offered by this prospectus may be offered for sale by the Selling Shareholders from time to time after May 15, 1999. See "Plan of Distribution".


                                    Number of Shares     Number of Shares      Number of Shares
                                   Beneficially Owned     Registered for      Beneficially Owned
Name of Selling Shareholder         Prior to Offering      Sale Hereby          After Offering
--------------------------------   ------------------   -------------------   ------------------

The Henry K. Michrowski and
  Sara Shoshana Michrowski
  Intervivos Trust Dated
  October 27, 1992                       142,927             124,427                (1)

The Stephen Roy Bernstein
  Intervivos Trust                       101,834              83,334                (1)

Goldshine Partnership                     44,478              44,478                (1)

(1) Because the Selling Shareholders may offer all, some or none of the shares pursuant to this prospectus, we do not know the exact number of shares that will be held by the Selling Shareholders after completion of the sale of shares hereunder. See "Plan of Distribution".

                        DESCRIPTION OF COMMON STOCK AND
                                PREFERRED STOCK

     The following description of material terms of the shares does not purport to be complete and is subject to, and is qualified in its entirety by reference to, our Restated Certificate of Incorporation, as amended to date (the "Certificate of Incorporation"), our Bylaws, as amended to date, and the Rights Agreement between us and Harris Trust and Savings Bank, as rights agent, pursuant to which shares of Series A Junior Participating Preferred Stock ("Series A Preferred Stock") are issuable. A copy of each of these documents is filed as an exhibit to the registration statement of which this prospectus is a part, and are incorporated by reference into this prospectus.

General

     Our Certificate of Incorporation authorizes the issuance of (i) 200,000,000 shares of Common Stock, par value $1.25 per share, of which 88,691,095 were outstanding and 28,459,498 were held in treasury on March 15, 1999 and (ii) 24,000,000 shares of Preferred Stock, par value $1.00 per share, of which none are presently outstanding, but 4,000,000 of which have been designated as Series A Junior Participating Preferred Stock. See "Series A Preferred Stock" below. Our Board of Directors is authorized to issue preferred stock in various series with such voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions as the Board of Directors may determine in its discretion.

Common Stock

     The holders of Common Stock are entitled to one vote per share. Our Board of Directors is classified and directors are elected to three-year terms with approximately one-third of the directors elected each year. Holders of Common Stock have no cumulative voting rights. Subject to the preferential rights of the holders of any preferred stock, holders of Common Stock are entitled to receive such dividends as may be declared from time to time by our Board of Directors in its discretion and to the extent permitted by law. In the event of our liquidation, and after distribution in full of any preferential amount to be distributed to the holders of shares of any outstanding shares of preferred stock, holders of Common Stock are entitled to receive pro rata all of our remaining assets of whatever kind available for distribution to the stockholders. The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption provisions with respect to the Common Stock.

     Our Certificate of Incorporation provides that any merger or consolidation by us with or into another corporation or any sale, lease, exchange or other disposition of all or substantially all of our assets to or with any other corporation, person or other entity must be approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of capital stock issued and outstanding and entitled to vote with respect to the transaction if, on the record date for the determination of stockholders entitled to vote, the other corporation, person or entity is the beneficial owner, directly or indirectly, of 5% or more of the outstanding shares of our capital stock issued and outstanding and entitled to vote. This provision does not apply if:

     . the Board of Directors has approved a "memorandum of understanding" with the other corporation, person or entity concerning the transaction prior to the time such other corporation, person or entity became the beneficial owner of 5% or more of the outstanding shares of our capital stock, or

     . the transaction has been approved by a resolution unanimously adopted by the whole Board of Directors prior to the consummation of the transaction.

This provision cannot be amended or rescinded except by the affirmative vote of the holders of a least two-thirds of the outstanding shares of our capital stock issued and outstanding and entitled to vote at any regular or special meeting of the stockholders.

     Our Certificate of Incorporation also requires that certain kinds of business combinations and dispositions of our assets involving any Interested Shareholder (defined, in general, as the beneficial owner of more than 10% of the voting power of our capital stock) be approved by the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of our capital stock entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class. This provision does not apply, however, if:

     . the transaction is approved by a majority of our directors who are unaffiliated with the Interested Shareholder, or

     . the consideration paid in the transaction meets certain specified requirements designed to ensure that all stockholders receive a fair price for their shares.

This provision cannot be amended or rescinded except by the affirmative vote of the holders of 80% or more of the voting power of the then outstanding shares of Voting Stock, voting together as a single class.

     The Common Stock is listed on the New York Stock Exchange. The transfer agent and registrar for the Common Stock is Harris Trust and Savings Bank, Chicago, Illinois.

Preferred Stock Purchase Rights

     We have entered into a Rights Agreement with Harris Trust and Savings Bank, as Rights Agent. The Rights Agreement creates and specifies the terms of the Preferred Stock Purchase Rights (the "Rights") described below. Prior to the redemption or expiration of the Rights, each share of Common Stock issued and outstanding prior to the Distribution Date (as defined below) will automatically include a Right (subject to adjustment). Each Right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Preferred Stock at a price of $165.00 per one one-hundredth of a share, subject to adjustment. See "Series A Preferred Stock" below for a description of the material terms of the Series A Preferred Stock.

     Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. The Distribution Date is defined as the earlier to occur of:

     . 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of our outstanding common stock, or

     . 10 business days (or such later date as determined by our Board of Directors prior to the time that any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of our outstanding common stock.

Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any Common Stock certificate will also constitute the transfer of the Rights associated with the Common Stock represented by the certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on May 2, 2008, unless that date is extended or unless the Rights are earlier redeemed or exchanged by us, in each case, as described below.

     The purchase price payable and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution under the following circumstances:

     . in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock;

     . upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for or purchase Series A Preferred Stock at a price, or securities convertible into Series A Preferred Stock with a conversion price, less than the then current market price of the Series A Preferred Stock; or

     . upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-hundredths of a share of Series A Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

     If we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise, that number of shares of Common Stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. If any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, our Board of Directors may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Series A Preferred Stock (or of a share of a class or series of the company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Series A Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share of Series A Preferred Stock, which may, at our election, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading day prior to the date of exercise.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding shares of Common Stock, our Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right. The redemption of the Rights may be made effective at such time on such basis with such conditions as our Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 per Right.

     The terms of the Rights may be amended by our Board of Directors without the consent of the holders of the Rights, including an amendment to lower the threshold for exercisability of the Rights from 20% to not less than the greater of:

     . any percentage greater than the largest percentage of outstanding shares of Common Stock then known to us to be beneficially owned by any person or group of affiliated or associated persons and

     .    10%,

except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as our stockholder, including, without limitation, the right to vote or to receive dividends.

Series A Preferred Stock

     Series A Preferred Stock purchasable upon exercise of the Rights will be, with respect to the payment of dividends and the distribution of assets, junior to all series of any other class of our Preferred Stock. Each share of the Series A Preferred Stock will be nonredeemable and will be entitled to receive a minimum preferential quarterly dividend of $1.00 per share, but will be entitled to receive an aggregate dividend of 100 times the quarterly dividend declared per share of Common Stock. If a liquidation occurs, the holders of the Series A Preferred Stock will be entitled to receive a minimum liquidation payment of $100 per share, but will be entitled to receive an aggregate liquidation payment equal to 100 times the payment made per share of Common Stock. Each share of the Series A Preferred Stock will have 100 votes, voting together with the Common Stock. If any merger, consolidation or other transaction in which shares of Common Stock are exchanged occurs, each share of the Series

A Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. These dividend, liquidation, voting and exchange rights are protected by customary antidilution provisions. Because of the nature of the dividend, liquidation and voting rights of the Series A Preferred Stock, the value of the one one-hundredth interest in a share of Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

                              PLAN OF DISTRIBUTION

     The Selling Shareholders may offer the shares at various times after May 15, 1999 in one or more of the following transactions:

     . in ordinary brokerage transactions (including block trades) on the New York Stock Exchange;

     . in special offerings, negotiated transactions or secondary distributions;

     .    in private sales or other private transactions; or

     .    in a combination of any of the above transactions.

     The Selling Shareholders may sell the shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

     The Selling Shareholders may use broker-dealers to sell the shares. If this happens, the broker-dealers will either receive discounts or commissions from the Selling Shareholder, or they will receive commissions from purchasers of shares for whom they acted as agent. If required, a supplement to this prospectus will set forth the applicable commission or discount, if any, and the names of any underwriters, brokers, dealers or agents involved in the sale of shares. The Selling Shareholders and any underwriters, brokers, dealers or agents that participate in the distribution of the Common Stock offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, and any profit on the sale of shares by them and any discounts, commissions, concessions and other compensation received by them may be deemed to be underwriting discounts and commissions under such Act.

     Pursuant to an agreement between us and the Selling Shareholders, we have agreed to pay certain expenses associated with the preparation and filing of the registration statement and this prospectus relating to the offering of shares by the Selling Shareholders. We currently estimate that such expenses will be approximately $26,000.

     We will supply the Selling Shareholders and the New York Stock Exchange with reasonable quantities of copies of this prospectus.

                                 LEGAL MATTERS

     For the purpose of this offering, Edward H. Graham, our Senior Vice President, General Counsel and Secretary, will issue an opinion to us on the validity of the offered shares. Mr. Graham is an officer and full-time employee of ours and the beneficial owner of approximately 31,800 shares of our Common Stock and options to acquire approximately 41,900 additional shares of our Common Stock.

                                    EXPERTS

     Our consolidated financial statements and schedule appearing in our Annual Report (Form 10-K) for the year ended December 31, 1998 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such Firm as experts in accounting and auditing.